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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                     FORM 15

                     CERTIFICATION AND NOTICE OF TERMINATION
                   OF REGISTRATION UNDER SECTION 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 000-23076



                          SPARTA PHARMACEUTICALS, INC.
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             (Exact name of Registrant as specified in its charter)



           111 Rock Road, Horsham, Pennsylvania 19044, (215) 442-1700
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              (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

     Units, each consisting of one-fifth of one share of Common Stock, $.001 par value per share, one redeemable Class A Warrant to purchase twenty-four one-hundredths shares of Common Stock, $.001 par value per share, and one redeemable Class B Warrant to purchase twenty-four one-hundredths shares of Common Stock, $.001 par value per share

     Redeemable Class A Warrants, each exercisable for the purchase of twenty-four one-hundredths shares of Common Stock, $.001 par value per share

     Redeemable Class B Warrants, each exercisable for the purchase of twenty-four one-hundredths shares of Common Stock, $.001 par value per share

     Redeemable Class C Warrants, each exercisable for the purchase of one share of Common Stock, $.001 par value per share

                     Common Stock, $.001 par value per share

            (Title of each class of securities covered by this form)

                                      None
                     (Titles of all other classes for which
                          a duty to file reports under
                         Section 13(a) or 15(d) remains)
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     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)               [X]           Rule 12h-3(b)(1)(ii)       [ ]
Rule 12g-4(a)(1)(ii)              [ ]           Rule 12h-3(b)(2)(i)        [ ]
Rule 12g-4(a)(2)(i)               [ ]           Rule 12h-3(b)(2)(ii)       [ ]
Rule 12g-4(a)(2)(ii)              [ ]           Rule 15d-6                 [ ]
Rule 12h-3(b)(1)(i)               [X]

     Approximate number of holders of record as of the certification or notice date: 1

     On August 12, 1999, Royale Acquisition Corp., a wholly-owned subsidiary of SuperGen, Inc. ("SuperGen"), was merged with and into Sparta Pharmaceuticals, Inc. (the "Company"). The Company was the surviving corporation, and, upon effectiveness of the merger, the Company became a wholly-owned subsidiary of SuperGen.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Sparta Pharmaceuticals, Inc. has caused this certification/notification to be signed on its behalf by the undersigned duly authorized person:


                                            SPARTA PHARMACEUTICALS, INC.


Date:  August 12, 1999                      By:  /s/ DR. JOSEPH RUBINFELD
                                                 ------------------------------
                                                 Dr. Joseph Rubinfeld
                                                 President